Exhibit (a)(1)

January 25, 2007

Dear Fellow Shareholders,

On January 11, 2007, AirTran Holdings, Inc. launched an unsolicited tender offer for all outstanding shares of Midwest Air Group, Inc. common stock for a per share consideration comprised of $6.625 in cash, without interest, and 0.5884 of a share of AirTran common stock, subject to the terms and conditions contained in AirTran’s tender offer documents.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Midwest and its shareholders very seriously and is committed to enhancing shareholder value. After careful consideration, including a thorough review of the offer with financial and legal advisors, your Board of Directors unanimously determined that AirTran’s offer is inadequate and not in the best interests of Midwest shareholders.

Your Board of Directors unanimously recommends that you reject the AirTran offer and not tender your shares.

The factors relied upon by your Board of Directors in making its recommendation include the Board’s determination that:

•	AirTran’s offer is inadequate because it does not fully reflect the long-term value of Midwest’s strategic plan, including its strong market position and its future growth prospects;

•	The timing of AirTran’s offer is opportunistic and that the offer is disadvantageous to Midwest’s shareholders;

•	The value of the consideration being offered by AirTran is uncertain and highly dependent on the value of the AirTran common stock, which has declined in value by 28% in the last 12 months;

•	AirTran’s acquisition of Midwest would not serve the interests of Midwest’s employees, suppliers and customers and the communities in which Midwest operates; and

•	AirTran’s offer is subject to numerous conditions, which results in significant uncertainty that the offer will be consummated.

A complete discussion of these and the other significant factors contributing to your Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

Chairman, President and Chief Executive Officer

If you have any questions concerning the Schedule 14D-9 or need additional copies of Midwest’s publicly filed materials, please contact MacKenzie Partners, Inc. at (800) 322-2885 or at (212) 929-5500 (collect).